UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

18 Shenkar Street
Herzlyia, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On July 22, 2021 (the “Closing Date”), REE Automotive Ltd., a company organized under the laws of the State of Israel (“REE”), consummated its previously announced business combination pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, 10X Capital Venture Acquisition Corp., a Delaware Corporation (“10X Capital”), and Spark Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of REE (“Merger Sub”).

On the Closing Date, the following transaction occurred pursuant to the terms of the Merger Agreement (collectively, the “Business Combination”): (i) Each preferred share, par value NIS 0.01 each, of REE (each, a “REE Preferred Share”) converted into REE Class A ordinary shares, without par value (“REE Class A Ordinary Shares”), in accordance with REE’s organizational documents and (ii) immediately following such conversion but prior to the Effective Time, REE effected a stock split of each REE Class A Ordinary Share into 188,722,998 REE Class A Ordinary Shares calculated in accordance with the terms of the Merger Agreement such that each REE Class A Ordinary Share had a value of $10.00 per share after giving effect to such stock split (the “Stock Split” and, together with the conversion of REE Preferred Shares, the “Capital Restructuring”).

Each outstanding share of Class B common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class B Common Stock”) converted into shares of Class A common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class A Common Stock”) and, immediately thereafter, each outstanding share of 10X Capital Class A Common Stock converted into the right to receive one newly issued REE Class A Ordinary Share. A total of 42,703,234 REE Class A Ordinary Shares were issued to holders of 10X Capital Class A Common Stock, including those issued pursuant to the PIPE Financing as described below.

Each of 10X Capital’s outstanding warrants to purchase one share of 10X Capital Class A Common Stock (the “10X Capital Warrants”) were converted into the right to receive an equal number of warrants to purchase one REE Class A Ordinary Share (the “REE Warrants”), subject to downward adjustment to the next whole number in case of fractions of REE Warrants. A total of 15,562,500 REE Warrants to purchase one Class A Ordinary Share were issued to holders of 10X Capital Class A Common Stock.

REE’s ordinary shares are divided into two classes. The REE Class A Ordinary Shares have one vote per share. The REE Class B ordinary shares, without par value (the “REE Class B Ordinary Shares”), each have 10 votes per share. An aggregate of 83,417,110 Class B Ordinary Shares were issued to the founders of REE (the “Founders”) representing approximately 39% of the voting power to each of them immediately following the Merger.

On February 3, 2021, concurrently with the execution of the Merger Agreement, REE and 10X Capital entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and 10X Capital agreed to issue and sell to such PIPE Investors, an aggregate of 30,000,000 class A common stock of 10X Capital at $10.00 per share for gross proceeds of approximately $300 million (the “PIPE Financing”) on the Closing Date, which were converted into approximately 30,000,000 REE Class A Ordinary Shares upon the consummation of the Merger. The PIPE Financing closed immediately prior to the Merger.

Following the closing of the PIPE Financing, and after giving effect to redemptions of shares by shareholders of 10X Capital and payment of transaction expenses, the transactions described above generated approximately $288 million for REE (resulting in total cash on hand of over $300 million).

The REE Class A Ordinary Shares and the REE Warrants will be traded on The Nasdaq Stock Market LLC under the symbols “REE” and “REEAW”, respectively.

On July 22, 2021, REE issued a press release titled, “REE and 10X Announce Closing of Business Combination.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of REE Automotive Ltd., dated July 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Hai Aviv
Name:	Hai Aviv
Title:	Chief Financial Officer

Date: July 23, 2021

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